UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 25, 2010, CIBT Education Group Inc. (the “Company”) announced that it has signed a memorandum of understanding with Yunnan Open University (previously known as Yunnan CRTVU, a division of the Open University of China, which was previously known as China Central Radio Television University), located in China to incorporate content from CIBT China, Sprott-Shaw Community College and the American Hotel and Lodging Educational Institute into Yunnan Open University’s existing programs and course offerings. This agreement expands on the memorandum of understanding between CIBT and China Central Radio and Television University reported on October 19, 2009.

On January 28, 2010, the Company announced that its subsidiary Sprott-Shaw Degree College acquired a license from the American Hotel & Lodging Educational Institute to offer hotel management, travel tourism and hospitality education programs in the Philippines. The license is valid for five years and gives Sprott-Shaw the exclusive license to teach, sub-distribute, test and certify American Hotel & Lodging Educational Institute’s educational programs and graduates in the Philippines. This is the second license the Company has received from the American Hotel & Lodging Educational Institute, in addition to a license in China.

For further details, please refer to the press releases attached as exhibits hereto.

EXHIBITS

Number	Description of Exhibit
99.1	January 25, 2010 News Release – “CIBT Signs MOU with Yunnan CRTVU of China”
99.2	January 28, 2010 News Release – “CIBT Subsidiary Granted Exclusive Licensee Rights in the Philippines”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 29, 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer